SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20

LISTED COMPANY

Brazilian SEC Registration: 1431-1

US SEC Registration (ordinary shares): 20441B308

US SEC Registration (preferred, class B): 20441B407

Spanish SEC Registration (Latibex, preferred, class B): 29922

ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Annual and Extraordinary General Meeting to be held on April 23, 2015, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio, 800, Curitiba, to decide on the following agenda:

ANNUAL GENERAL MEETING

1.   To analyze, discuss and vote the 2014 Annual Management Report, the balance sheet and other financial statements related to fiscal year of 2014;

2.   To resolve on the Board of Executive Officers’ proposal for allocation of the 2014 net income in the amount of R$1,205,950,340.45 — including profit sharing payment — and the subsequent payment in the amount of R$622,523,190.03, as follows:

•       Interest on equity replacing dividends, in the gross amount of R$30,000,000.00, which were declared and paid in advance on November 21, 2014;

•       Dividends in the amount of R$592,523,190.03, of which R$350,769,731.75 were already declared and paid in advance on November 21, 2014; the remaining part of the dividends in the amount of R$241,753,458.28 ─ whose payment shall occur within 60 days of the Annual General Shareholders’ meeting taking place on April 23, 2015 ─ shall be distributed as follows: R$0.84351 per common share (ON), R$1.06310 per class A preferred share (PNA) and R$0.92803 per class B preferred share (PNB);

3.   To elect the members of the Fiscal Council due to end of term of office;

4.   To elect the members of the Board of Directors due to end of term of office; and

5.   To establish the compensation for the Management and members of the Fiscal Council.

EXTRAORDINARY GENERAL MEETING

1.   To amend the caput of Article 4, according to the provision set forth in paragraph 1 of Article 7, both of them in the Company’s Bylaws, due to the conversion of PNA shares into PNB shares, as per shareholders’ request;

Notes: a) Documents referring to the matters to be discussed at the Ordinary Shareholders’ Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (www.copel.com); b) Powers-of-attorney for the Ordinary Shareholders’ Meeting shall be filed at the Company’s head office, at the Shareholders and Custody Department of the Chief Financial, Investors’ Relations and Control of Holdings Office, at Rua Coronel Dulcídio, 800, 3º andar, Curitiba, at least forty-eight hours prior to the meeting; and c) Pursuant to CVM Rule 282, as of June 26, 1998, the minimum attendance of the voting capital necessary to request multiple vote to elect the members of the Board of Directors is 5% (five per cent).

Curitiba, March 23, 2015

Fernando Xavier Ferreira

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 25, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.